                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                           For the month of March 2003




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F      X            Form 40-F
                  -----------                 -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                 No                X
                    -----------                         ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

        This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BANCOLOMBIA S.A.
                                            (Registrant)




Date: March 21, 2003         By  /s/  JAIME ALBERTO VELASQUEZ B.
                                ----------------------------------
                                      Name:  Jaime Alberto Velasquez B.
                                      Title:    Vice President of Finance

[BANCOLOMBIA LOGO]


         BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 34,673 MILLION
                   FOR THE TWO MONTHS ENDED FEBRUARY 28, 2003



Medellin, March 21, 2003. BANCOLOMBIA (NYSE:CIB)*



BANCOLOMBIA reported accumulated net income of Ps 34,673 million for the two months ended February 28, 2003, a 78.5% increase as compared to Ps 19,426 million reported for the same period in 2002.

Total assets in February increased 20% from a year ago to Ps 9.6 trillion, mainly due to performing assets which increased 20.33% over the last twelve months.

Total liabilities increased 21% from Ps 7.0 trillion to Ps 8.5 trillion over the past twelve months.

BANCOLOMBIA's funding structure improved over the past twelve months, mainly due to a 19.2% increase in non- interest bearing deposits.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 2.3% as of February 28, 2003, and the level of allowance for past due loans was 227%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market shares as of February 28 2003, with respect to the Colombian Financial System were 12.3% of total deposits, 12.5% of total net loans, 10.9% of total savings accounts, 17.6% of total checking accounts and 11.2% of time deposits.

CONTACTS:

Jaime A. Velasquez:                 Financial VP   (574) 5108666
Maria A. Villa/ Juan D. Diaz:       IR Manager     (574) 5108866


----------
  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.